EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
HARTE HANKS, INC.

Harte Hanks, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 1, 1970 and was amended by an Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 4, 1993 (as amended to date, the “Certificate of Incorporation”).

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 and Section 242 of the DGCL, has duly adopted resolutions approving an amendment to the Certificate of Incorporation by amending and restating Article Fifth in its entirety as follows:

“FIFTH. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Corporation’s By-laws. Directors elected at and after the annual meeting of stockholders held in 2018, whether such election is by the stockholders or by the members of the Board of Directors to fill a vacancy on the Board of Directors, shall be elected to serve until the subsequent annual meeting of stockholders and until such director’s successor is duly elected and qualified (subject, however, to prior death, resignation, retirement, disqualification or removal from office), in the manner provided in the By-laws. Any vacancy on the Board of Directors, however resulting, shall be filled in the manner provided in the Corporation’s By-laws and, notwithstanding anything therein, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Notwithstanding the foregoing, directors elected at the annual meeting held in 2016 and the annual meeting held in 2017 shall serve until the annual meeting held in 2019 and the annual meeting held in 2020, respectively (subject, however, to prior death, resignation, retirement, disqualification or removal from office for cause, in which case, replacement directors shall serve until the subsequent annual meeting of stockholders).

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Amended and Restated Certificate of Incorporation or the resolution(s) adopted by the Board of Directors pursuant to Article FOURTH applicable thereto.”

THIRD: The foregoing amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the DGCL.

FOURTH: The terms and provisions of this Certificate of Amendment shall become effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 17th day of August, 2018.

HARTE HANKS, INC.

By: /s/ Jon C. Biro_______________________
Name: Jon C. Biro
Title: Executive Vice President, Chief Financial Officer &          Secretary